UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Zhihu, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.000125 per share

(Title of Class of Securities)

98955N108*

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

There is no CUSIP number assigned to the Class A Ordinary Shares, par value US$0.000125 per share (“Class A Ordinary Shares”). CUSIP number 98955N108 has been assigned to the American Depositary Shares (“ADSs”) of Zhihu Inc. (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “ZH.” Each two ADSs represent one Class A Ordinary Share.

CUSIP No. 98955N108

1	NAME OF REPORTING PERSON. AI Knowledge LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,678,982.5 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 16,678,982.5 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,678,982.5 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.61%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on 297,516,840 Class A ordinary shares outstanding, as of April 14, 2022, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on April 14, 2022, and after giving effect to the Issuer’s offering of Class A ordinary shares.

CUSIP No. 98955N108

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,678,982.5 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,678,982.5 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,678,982.5 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.61%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on 297,516,840 Class A ordinary shares outstanding, as of April 14, 2022, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on April 14, 2022, and after giving effect to the Issuer’s offering of Class A ordinary shares.

CUSIP No. 98955N108

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,678,982.5 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,678,982.5 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,678,982.5 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.61%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 297,516,840 Class A ordinary shares outstanding, as of April 14, 2022, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on April 14, 2022, and after giving effect to the Issuer’s offering of Class A ordinary shares.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by AI Knowledge LLC (“AIK”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”), in respect of the Class A ordinary shares, par value $0.000125 per share (the “Common Shares”), of Zhihu, Inc. (the “Issuer”). The ADSs of the Issuer are listed on the New York Stock Exchange under the symbol “ZH.” Two ADSs represent one Class A ordinary share.

Item 1 Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer. The address of the Issuer’s principal executive office is: A5 Xueyuan Road, Haidian District, Beijing, People’s Republic of China 100083.

Item 2 Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship
AI Knowledge LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding company for a strategic investment	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Manager of holdings of strategic investments in a variety of indusftries worldwide	Delaware

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Considerations

On March 26, 2021, AIK purchased 4,600,000 ADSs (representing 2,300,000 Common Shares) in the Issuer’s initial public offering on the New York Stock Exchange at the public offering price of $9.50 per share. AIK funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

Between March 26, 2021 and April 26, 2021, AIK purchased 9,310,501 ADSs (representing 4,655,250.5 Common Shares) for an aggregate purchase price of $79,737,717.80, at prices and on the dates set forth in Schedule A hereto. AIK funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On April 22, 2022, AIK purchased 5,900,000 Common Shares in the Issuer’s initial public offering on the Hong Kong Stock Exchange at the public offering price of HK$32.06 per share. AIK funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

Between April 25, 2022 and May 11, 2022, AIK purchased 7,618,664 ADSs (representing 3,809,332 Common Shares) and 14,400 Common Shares for an aggregate purchase price of $11,618,027.19, at prices and on the dates set forth in Schedule A hereto. AIK funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 4 Purpose of Transaction

The Reporting Persons who hold Common Shares directly acquired those securities as an investment in the regular course of their businesses. The Reporting Persons and their affiliated individuals may from time to time engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, capital allocation, operations, board composition, management, strategy and future plans of the Issuer. Affiliated individuals of the Reporting Persons have met with, and intend to continue to discuss with, members of management of the Issuer regarding various initiatives that the Reporting Persons believe can generate shareholder value, such as the Issuer’s capital allocation strategies, including share repurchases, and corporate governance, including composition of the Issuer’s board of directors. As part of those discussions, the Reporting Persons and the Issuer may discuss the addition of directors affiliated with the Reporting Persons, among other potential candidates. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Shares in the open market, block trades, negotiated transactions, or otherwise and may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case, subject to limitations under applicable law. The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Item 5 Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

21,529,165 ADSs (representing 10,764,582.5 Common Shares) and 5,914,400 Common Shares are owned directly by AIK and may be deemed to be beneficially owned by AIM and Mr. Blavatnik because (i) AIM controls AIK and (ii) Mr. Blavatnik controls AIM. Each of the Reporting Persons (other than AIK), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Joint Filing Agreement

A Joint Filing Agreement, dated May 16, 2022, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of May 16, 2022.

99.2	Limited Power of Attorney.

Schedule A

Date	Transaction	Security	No. of Shares	Weighted Average Purchase Price
Mar. 26, 2021	Open market purchase	ADS	1,726,782	US$ 8.1517
Mar. 27, 2021	Open market purchase	ADS	3,243,000	US$ 7.9695
Apr. 13, 2021	Open market purchase	ADS	655,386	US$ 8.2258
Apr. 14, 2021	Open market purchase	ADS	395,528	US$ 8.5922
Apr. 15, 2021	Open market purchase	ADS	794,435	US$ 8.8264
Apr. 16, 2021	Open market purchase	ADS	851,820	US$ 9.4385
Apr. 19, 2021	Open market purchase	ADS	340,810	US$ 9.4929
Apr. 20, 2021	Open market purchase	ADS	273,005	US$ 9.2319
Apr. 21, 2021	Open market purchase	ADS	468,393	US$ 9.6164
Apr. 22, 2021	Open market purchase	ADS	181,342	US$ 9.5290
Apr. 23, 2021	Open market purchase	ADS	300,000	US$ 10.5117
Apr. 26, 2021	Open market purchase	ADS	80,000	US$ 10.4198
Apr. 25, 2022	Open market purchase	ADS	488,066	US$ 1.4970

Apr. 26, 2022	Open market purchase	Common Shares	14,400	HK$	23.3726
Apr. 26, 2022	Open market purchase	ADS	1,603,864	US$	1.5153
Apr. 27, 2022	Open market purchase	ADS	248,000	US$	1.5462
Apr. 28, 2022	Open market purchase	ADS	1,195,749	US$	1.5466
Apr. 29, 2022	Open market purchase	ADS	178,707	US$	1.5497
May 2, 2022	Open market purchase	ADS	49,468	US$	1.5446
May 5, 2022	Open market purchase	ADS	2,000,000	US$	1.6390
May 6, 2022	Open market purchase	ADS	548,000	US$	1.5239
May 9, 2022	Open market purchase	ADS	752,877	US$	1.3278
May 11, 2022	Open market purchase	ADS	553,933	US$	1.2905

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2022

AI KNOWLEDGE LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

/s/ *
Name: Leonard Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact